EXHIBIT 11. Earnings per share

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the six months ended
	Feb. 28,	Feb. 28,	Feb. 28,	Feb. 28,
	2006	2005	2006	2005
Net income	$2,667	$(11)	$3,820	$954
Weighted average shares outstanding	7,365	7,316	7,367	7,314

Basic earnings per share	$0.36	$(0.00)	$0.52	$0.13

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	10	-	10	69

Weighted average shares, diluted	7,375	7,316	7,377	7,383

Fully diluted earnings per share	$0.36	$(0.00)	$0.52	$0.13

(Net income divided by diluted shares)